Exhibit 99.1

BioNTech Announces First Quarter 2020 Financial Results and Corporate Progress

•	Global Phase 1/2 clinical trial for BNT162 vaccine program to prevent COVID-19 infection in dose escalation phase in Europe and the U.S.; first cohorts dosed in both regions
•	BNT122 Phase 1/2 trial update expected at AACR Virtual Annual Meeting II in June
•

Ended 1Q 2020 with cash equivalents of $495 million (€452 million) with additional $236 million (€217 million) in equity investments and non-dilutive upfront payments due in 2Q 2020 from Pfizer and Fosun Pharma

Conference call and webcast scheduled for May 12, 2020 at 08:00 a.m. ET (2:00 p.m. CET)

MAINZ, Germany, May 12, 2020 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”), a clinical-stage biotechnology company focused on patient-specific immunotherapies for the treatment of cancer and infectious diseases, today provided an update on its corporate progress and reported financial results for the quarter ended March 31, 2020.

“BioNTech has demonstrated significant progress to date in 2020. We advanced our oncology pipeline, announced the closing of our acquisition of Neon Therapeutics in the U.S., and signed several new value-adding partnerships,” said Ugur Sahin, BioNTech’s CEO. “Most notably, we have rapidly initiated a global clinical development program in Europe and the U.S. for multiple COVID-19 vaccine candidates.”

First Quarter 2020 and Subsequent Updates

BioNTech continues to monitor the effect of the current COVID-19 pandemic situation on its overall operations. As previously announced, the company has put significant measures in place to protect supply chain, operations, employees and the execution of clinical trials. The Company has not seen any impact on our mRNA manufacturing, nor on our CAR-T manufacturing operations. BioNTech has implemented a plan to manage the evolving disruptions on our clinical programs, and as previously detailed, is prioritizing execution of ongoing clinical trials, whereas certain first-in-human (FIH) clinical trial timelines have been affected. BioNTech intends to initiate Phase 2 trials as planned, manage ongoing Phase 1 trials to support completion and optimize ability to initiate and conduct FIH studies. BioNTech will continue to evaluate potential effects and provide updates as appropriate.

Infectious disease

BioNTech has made significant progress in its efforts to develop a potential vaccine to induce immunity and prevent COVID-19 infection in response to the global health threat posed by the disease. During the first quarter, the company assembled a global consortium of partners including Pfizer (worldwide collaboration outside of China) and Fosun Pharma (China). BioNTech’s goal is to make a vaccine available to the public worldwide as quickly as possible.

COVID-19 Vaccine Program

BNT162 - BioNTech’s vaccine program against COVID-19, BNT162, leverages the Company’s proprietary mRNA platform. Currently there are four vaccine candidates, two of the four vaccine candidates include a nucleoside modified mRNA (modRNA), one includes a uridine containing mRNA (uRNA), and the fourth vaccine candidate utilizes self-amplifying mRNA (saRNA). Each mRNA format is combined with a lipid nanoparticle (LNP) formulation. The larger spike sequence is included in two of the vaccine candidates, and the smaller optimized receptor binding domain (RBD) from the spike protein is included in the other two candidates.

•

BNT162 (Europe) - BioNTech’s Phase 1/2 clinical trial, the first of a COVID-19 vaccine candidate in Europe, has dosed the first cohort of patients. Twelve study participants were dosed with the first BNT162 vaccine candidate as of April 29th. The dose escalation portion of the Phase 1/2 trial will include approximately 200 healthy subjects between the ages of 18 to 55 and will target a dose range of 1 µg to 100 µg, aiming to determine the optimal dose for further studies as well as to evaluate the safety and immunogenicity of the vaccine. Three vaccine candidates that utilize uRNA or modRNA will be administered as two injections. The fourth vaccine candidate, which contains saRNA, will be evaluated after a single dose of vaccine. Subjects with a higher risk of severe COVID-19 disease will be included in the second part of the study. First clinical data from the trial is expected end of June or in July 2020.

•

BNT162 (U.S) – The first cohort has been dosed in the U.S. in the Phase 1/2 clinical trial for the BNT162 vaccine program. The Phase 1/2 study is designed to determine the safety, immunogenicity and optimal dose level of the four mRNA vaccine candidates. The dose level escalation portion (Stage 1) of the Phase 1/2 trial in the U.S. will enroll up to 360 healthy subjects into two age cohorts (18-55 and 65-85 years of age) and will be seamlessly followed by administering the selected vaccine candidate to several thousands of subjects. The first subjects immunized in Stage 1 of the study will be healthy adults 18-55 years of age.

•

BioNTech will provide clinical supply of the BNT162 vaccine from its GMP-certified mRNA manufacturing facilities in Europe. BioNTech and Pfizer will work together to scale-up manufacturing capacity at risk to provide worldwide supply in response to the pandemic. BioNTech believes it has the potential to supply millions of vaccine doses by the end of 2020 subject to technical success of the development program and approval by regulatory authorities, and then rapidly scale up capacity to produce hundreds of millions of doses in 2021.

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Oncology

BioNTech has also continued to advance its broad oncology pipeline. There are currently ten oncology products in 11 ongoing trials with multiple data readouts expected in 2020. BioNTech intends to initiate four Phase 2 trials (BNT111, BNT113, BNT122) and two additional FIH trials (BNT211, BNT411) in 2020.

FixVac

•

BNT111 – Data from a Phase 1 trial in advanced melanoma remains on track for publication in late 1H 2020. BioNTech expects to initiate a Phase 2 trial in advanced melanoma with registrational potential for BNT111 in 2H 2020.

•	BNT 113 – Initiation of a Phase 2 trial in HPV+ head and neck cancer with registrational potential is on track for 2H 2020.
•	BNT114 – Data update from a Phase 1 trial in triple negative breast cancer (TNBC) is expected in 2H 2020.

Individualized neoantigen specific immunotherapy (iNeST)

•

BNT122 – BioNTech expects the data update presentation for the Phase 1 trial in multiple solid tumors to be disclosed in June 2020 as part of the American Association for Cancer Research (AACR) Virtual Annual Meeting II. Safety, immunogenicity and tumor response data will be included. BioNTech expects to provide an enrollment update[1] from the Phase 2 trial (IMCODE-001) in first line melanoma in 2H 2020 with an interim data update anticipated in 2021. BNT122 is partnered with Genentech.

•

BNT122 – Two Phase 2 clinical trials are expected to be initiated in the adjuvant setting in 2H 2020. The first adjuvant Phase 2 study will evaluate the efficacy and safety of RO7198457 plus atezolizumab compared with atezolizumab alone in patients with Stage 2-3 non-small cell lung cancer (NSCLC) who are circulating tumor DNA (ctDNA) positive following surgical resection and have received standard-of-care adjuvant platinum-doublet chemotherapy.

mRNA intratumoral immunotherapy

•	BNT131 – Data update from Phase 1/2 trial in solid tumors remains on track for 2H 2020. BNT131 is partnered with Sanofi.

CAR-T cell immunotherapy

•	BNT211 – Initiation of a Phase 1/2a trial in multiple solid tumors (CLDN6) is now expected in 2H 2020.

Next-generation checkpoint immunomodulators

•

BNT311 – The expansion cohort has been initiated in the Phase 1/2 trial in multiple solid tumors for BNT311 (PD-L1x4-1BB). BioNTech expects to provide a data update, to include dose-escalation and potentially some limited expansion data from the trial in 2H 2020. BNT311 is partnered with Genmab.

[1]

We expect this data update to include an update on the ongoing study, including patient enrollment numbers, with full efficacy and safety data for an interim update expected in the second half of 2021.

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Toll-Like Receptor Binding

•	BNT411 – A Phase 1/2a clinical trial of BNT411 is still expected to be initiated in multiple solid tumors in 2H 2020.

Corporate Development

Recently, BioNTech completed the acquisition of Neon Therapeutics, Inc. in an all-stock transaction. BioNTech is now in the integration phase and expects the new subsidiary, based in Cambridge, Massachusetts, to serve as BioNTech’s U.S. headquarters.

First Quarter 2020 Financial Results

Cash Position: Cash and cash equivalents as of March 31, 2020, were €451.6 million.

Revenue: Total revenue, consisting primarily of revenue from collaborative agreements, was €27.7 million for the three months ended March 31, 2020, compared to €26.2 million for the three months ended March 31, 2019. The increase was mainly due to revenues resulting from other sales transactions, i.e. development and manufacturing services sold to third-party customers, retroviral vectors for clinical supply, and sales of peptides.

Research and Development Expenses: Research and development expenses were €65.1 million for the three months ended March 31, 2020, compared to €57.2 million for the three months ended March 31, 2019. The increase was primarily due to an increase in headcount leading to higher wages, benefits and social security expenses as well as an increase in expenses for purchased research services.

General and Administrative Expenses: General and administrative expenses were €15.8 million for the three months ended March 31, 2020, compared to €9.3 million for the three months ended March 31, 2019. This increase was mainly driven by higher legal expenses, an increase in headcount leading to higher wages, benefits and social security expenses as well as higher expenses due to newly concluded insurance premiums.

Net Loss: Net loss was €53.4 million for the three months ended March 31, 2020, compared to a net loss of €40.8 million for the three months ended March 31, 2019.

Shares Outstanding: Shares outstanding as of March 31, 2020 were 226,779,744.

Financial Guidance:

•

On track with previous guidance of approximately €300 million net cash to be used for operating activities and investments into property, plant and equipment in 2020 base business plan (prior to impact of Neon acquisition and BNT162 program).

•	Majority of BioNTech development costs for our BNT162 program in 2020 will be funded via Pfizer and Fosun Pharma cost sharing, equity investments and upfront payments.
•	Also anticipate additional funding to support the manufacturing scale-up for our BNT162 program in 2020.

Interim quarterly financial statements can be found in the 6-K filing as published on the SEC website under www.sec.gov.

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Conference Call and Webcast Information

BioNTech SE will host a conference call and webcast today at 08:00 a.m. ET (2:00 p.m. CET) to report its financial results for the quarter ended March 31, 2020 and provide a corporate update.

To participate in the conference call, please dial the following numbers 10-15 minutes prior to the start of the call and provide the Conference ID: 9282359.

United States international:  +1 646 741 3167

United States domestic (toll-free):  +1 877 870 9135

Germany: +49 692 2222 625

Participants may also access the slides and the webcast of the c1nference call via the “Events & Presentations” page of the Investor Relations section of the Company’s website at https://biontech.de/. A replay of the webcast will be available shortly after the conclusion of the call and archived on the Company’s website for 30 days following the call.

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BioNTech SE

(“BioNTech” or “the Company”)

Financial and Operational Results for the First Quarter Ended March 31, 2020

Key Pipeline Updates

Below is a summary of our clinical product candidates, organized by platform and indications.

Oncology

FixVac. Our FixVac product candidates contain selected combinations of pharmacologically optimized uridine mRNA encoding known cancer-specific shared antigens. They feature our proprietary immunogenic mRNA backbone and proprietary RNA-lipoplex, or RNA-LPX, delivery formulation, designed to enhance stability and translation, target dendritic cells and trigger both innate and adaptive immune responses. FixVac is currently being evaluating in five clinical trials, including:

•

BNT111 in a Phase 1 trial in advanced melanoma with a data update expected via publication in a medical journal late in the first half of 2020. We expect to initiate a Phase 2 trial with registrational potential for BNT111 in metastatic melanoma in the second half of 2020.

•	BNT112 in a Phase 1/2 trial in prostate cancer.
•	BNT113 in a Phase 1 trial in HPV+ head and neck cancers. We are planning to initiate a Phase 2 trial with registrational potential for BNT113 in HPV+ head and neck cancers in the second half of 2020.
•	BNT114 in a Phase 1 trial in triple negative breast cancer. A data updated from the trail is expected in the second half of 2020.
•	BNT115 in a Phase 1 trial in ovarian cancer.
•	BNT116 is also in preclinical development for non-small cell lung cancer.

Individualized neoantigen specific immunotherapy (iNeST). Our iNeST immunotherapies contain unmodified, pharmacologically optimized mRNA encoding up to 20 patient-specific neoantigens and also feature our proprietary RNA-LPX formulation.

•

We, in collaboration with Genentech, initiated a randomized iNeST Phase 2 trial in first-line metastatic melanoma in combination with pembrolizumab. We and Genentech expect to report a data update from our RO7198457 (BNT122) Phase 1 trial in multiple solid tumors in June 2020, and topline data update from our RO7198457 (BNT122) Phase 2 trial in first-line melanoma in the second half of 2020. We expect this topline data update to include an update on the ongoing study, including patient enrollment numbers, with full efficacy and safety data for an interim update expected in 2021.

•

We and Genentech plan to initiate two additional clinical trials for RO7198457 (BNT122) in the second half of 2020 in first-line solid cancers in the adjuvant setting, one in combination with atezolizumab and the other as a monotherapy.

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mRNA intratumoral immunotherapy. In collaboration with Sanofi, we are conducting a Phase 1 trial of SAR441000 (BNT131), our first mRNA-based intratumoral immunotherapy, as a monotherapy and in combination with cemiplimab in patients with solid tumors. SAR441000 (BNT131) consists of a modified mRNA that encodes the IL-12sc, IL-15sushi, GM-CSF and IFN-a cytokines. SAR441000 (BNT131) is designed to be administered directly into the tumor in order to alter the tumor microenvironment and enhance the immune system’s ability to recognize and fight cancer within the tumor (proximal) as well as in other untreated locations (distal).  We expect to report a data update in the second half of 2020.

CLDN6 CAR-T cell immunotherapy. We are developing a proprietary chimeric antigen receptor T cell, or CAR-T, product candidate, BNT211, targeting Claudin-6, or CLDN6, a novel solid tumor-specific antigen. We developed BNT211 utilizing our target discovery engine, and we plan to administer it along with a CARVac “primer” to boost the immune response and promote CAR-T cell persistence. We expect to initiate a Phase 1/2 clinical trial for BNT211 in patients with advanced CLDN6 + solid tumors in the second half of 2020.

Next-generation checkpoint immunomodulators. We are developing, in collaboration with Genmab, novel next-generation bispecific antibodies that are designed for conditional activation of immunostimulatory checkpoint molecules. Our first bispecific candidates are GEN1046 (BNT311), which targets PD-L1 in conjunction with 4-1BB, and GEN1042 (BNT312), which targets CD40 in conjunction with 4-1BB. While 4-1BB is a known immune checkpoint target that is expressed on T cells and natural killer, or NK, cells, prior attempts to target 4-1BB with monoclonal antibodies have been severely limited by liver toxicities. Our 4-1BB targeting product candidates are designed to avoid toxicities by conditionally activating a 4-1BB receptor only together with the binding of either PD-L1 or CD40. We have initiated Phase 1/2a trials of GEN1046 (BNT311) and GEN1042 (BNT312) in solid tumors.  The expansion cohort has been initiated in the Phase 1/2 trial in multiple solid tumors for BNT311 (PD-L1x4-1BB). BioNTech expects to provide a data update, to include dose-escalation and potentially some limited expansion data from the trial in 2H 2020.

Targeted Cancer Antibodies. BNT321 is a fully human IgG1 monoclonal antibody targeting sialyl Lewis A (sLea), a novel epitope expressed specifically in pancreatic and other solid tumors. MVT-5873 (BNT321) is currently in Phase 1 clinical development in pancreatic cancer, which we resumed in December 2019 upon the enrollment of the first patient.

Small molecule immunomodulators. BNT411 is our novel small molecule TLR7 agonist product candidate. BNT411 is engineered for high potency and high selectivity for the TLR7 receptor to activate both the adaptive and innate immune system. BNT411 will be given as a monotherapy or in combination with chemotherapy and/or checkpoint inhibitors in multiple solid tumors, including colorectal cancer, bladder cancer and small cell lung cancer. We expect to initiate a Phase 1 clinical trial for BNT411 in solid tumors in the second half of 2020.

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In addition, we have several other cancer immunotherapy programs in development, including:

•

RiboMabs: novel classes of mRNA-based therapeutics that are designed to encode antibodies directly in the patient’s body. We expect to initiate Phase 1 clinical trials for our first two RiboMab product candidates, BNT141 and BNT142, both in the first half of 2021.

•

RiboCytokines: novel classes of mRNA-based therapeutics that are designed to encode cytokines directly in the patient’s body. We expect to initiate Phase 1 clinical trials for our first RiboCytokine product candidates, BNT151 and BNT152/BNT153 (combination), in the first half of 2021.

•	TCR therapy: T cells with engineered TCRs that are designed to specifically target cancer cells.

Infectious Disease Immunotherapies

We have collaborated with third parties to exploit the immunotherapeutic properties of our mRNA drug class for the treatment and prevention of infectious diseases.

COVID-19 Vaccine Program

In response to the Coronavirus global pandemic, the company assembled a global consortium of partners including Pfizer (worldwide collaboration outside of China) and Fosun Pharma (China). BioNTech's vaccine program against COVID-19, BNT162, leverages the Company's proprietary mRNA platform. Currently there are four vaccine candidates, two of the four vaccine candidates include a nucleoside modified mRNA (modRNA), one includes a uridine containing mRNA (uRNA), and the fourth vaccine candidate utilizes self-amplifying mRNA (saRNA). Each mRNA format is combined with a lipid nanoparticle (LNP) formulation. The larger spike sequence is included in two of the vaccine candidates, and the smaller optimized receptor binding domain (RBD) from the spike protein is included in the other two candidates.

•

BNT162 (Europe) - The first cohort of our Phase 1/2 clinical trial in Europe has been dosed. Twelve study participants were dosed with vaccine candidate BNT162 as of April 29th. The dose escalation portion of the Phase 1/2 trial will include approximately 200 healthy subjects between the ages of 18 to 55 and will target a dose range of 1 µg to 100 µg, aiming to determine the optimal dose for further studies as well as to evaluate the safety and immunogenicity of the vaccine. The three vaccine candidates that utilize uRNA or modRNA wil be administered as two injections. The fourth vaccine candidate, which contains saRNA, will be evaluated after a single dose of vaccine. Subjects with a higher risk of severe COVID-19 disease will be included in the second part of the study. First clinical data from the trial is expected end of June or in July 2020.

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•

BNT162 (U.S) - The first cohort has been dosed in the U.S. in the Phase 1/2 clinical trial for the BNT162 vaccine program. The Phase 1/2 study is designed to determine the safety, immunogenicity and optimal dose level of the four mRNA vaccine candidates. The dose level escalation portion (Stage 1) of the Phase 1/2 trial in the U.S. will enroll up to 360 healthy subjects into two age cohorts (18-55 and 65-85 years of age) and will be seamlessly followed by administering the selected vaccine candidate to several thousands of subjects. The first subjects immunized in Stage 1 of the study will be healthy adults 18-55 years of age.

•

We will provide clinical supply of the BNT162 vaccine from our GMP-certified mRNA manufacturing facilities in Europe. We and Pfizer will work together to scale-up manufacturing capacity at risk to provide worldwide supply in response to the pandemic. We believe we have the potential to supply millions of vaccine doses by the end of 2020 subject to technical success of the development program and approval by regulatory authorities, and then rapidly scale up capacity to produce hundreds of millions of doses in 2021.

Flu vaccine: In August 2018, we entered into a collaboration with Pfizer to develop mRNA-based immunotherapies for the prevention of influenza, product candidate BNT161.  We expect to begin clinical testing in the first half of 2021

Infectious diseases: In October 2018, we entered into a research collaboration with Penn, under which we have the exclusive option to develop and commercialize mRNA immunotherapies for the treatment of up to 10 infectious disease indications. In August 2019, we entered into a letter agreement and investment agreement with the Bill & Melinda Gates Foundation to advance the development of immunotherapies for the prevention and/or treatment of HIV and tuberculosis and up to three additional infectious diseases.

Rare Disease Protein Replacement Therapies

We are collaborating with Genevant in order to capitalize on opportunities for our mRNA technology in rare disease indications potentially featuring expedited paths to market. We are combining our mRNA technology with Genevant’s lipid nanoparticle, or LNP, delivery technology to create up to five mRNA protein replacement therapies for the treatment of rare diseases with high unmet medical needs. We expect our first compound to enter the clinic in the first half of 2021.

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About BioNTech

Biopharmaceutical New Technologies (BioNTech) is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Eli Lilly and Company, Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Genevant, Fosun Pharma, and Pfizer.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended including, but not limited to, statements concerning: the planned next steps in BioNTech’s pipeline programs and specifically including, but not limited to, statements regarding plans to initiate clinical trials of BioNTech’s BNT111, BNT113, iNeST (BNT122), BNT211, BNT141, BNT142, BNT151, BNT152/BNT153, BNT211 and BNT411; expectations for data announcements with respect to BioNTech’s BNT111, BNT114, iNeST (BNT122), BNT131, BNT162 and BNT311 clinical trials; and our ability to scale-up manufacturing capacity for BNT162 and supply millions of vaccine doses by the end of 2020. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on March 31, 2020 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

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For more information, please contact:

Investor Relations

Sylke Maas, Ph.D.

VP Investor Relations & Business Strategy
Tel: +49 (0)6131 9084 1074
E-mail: Investors@biontech.de

Media Relations

Jasmina Alatovic

Senior Manager Global External Communications
Tel: +49 (0)6131 9084 1513 or +49 (0)151 1978 1385
E-mail: Media@biontech.de

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BioNTech SE

Quarterly Report for the Three Months ended March 31, 2020

BioNTech SE

Index to the Quarterly Report for the Three Months ended March 31, 2020

Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Position	3

Interim Condensed Consolidated Statements of Operations	4

Interim Condensed Consolidated Statements of Comprehensive Loss	5

Interim Condensed Consolidated Statements of Changes in Stockholder’s Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7

Selected Explanatory Notes to the Interim Condensed Consolidated Financial Statements	8

Operating and Financial Review and Prospects

Operating Results	21

Liquidity and Capital Resources	31

Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Position

		As of March 31,	As of December 31,
(in thousands)		2020	2019
Assets	Note	(unaudited)
Non-current assets
Intangible assets	7	€93,932	€89,434
Property, plant and equipment	8	96,290	93,044
Right-of-use assets		49,131	55,018
Total non-current assets		€239,353	€237,496
Current assets
Inventories		9,629	11,722
Trade receivables	9	10,310	11,913
Contract assets		1,191	-
Other financial assets	9	1,723	1,680
Other assets		9,263	9,069
Income tax assets		980	756
Deferred expense		8,162	5,862
Cash and cash equivalents		451,597	519,149
Total current assets		€492,855	€560,151
Total assets		€732,208	€797,647

Equity and liabilities
Equity
Share capital	10	232,304	232,304
Capital reserve	10	686,714	686,714
Treasury shares	10	(5,525)	(5,525)
Accumulated losses		(478,213)	(424,827)
Other reserves	11	12,850	4,826
Total equity		€448,130	€493,492
Non-current liabilities
Financial liabilities	9	66,641	68,904
Other liabilities		207	-
Contract liabilities		75,187	97,109
Total non-current liabilities		€142,035	€166,013
Current liabilities
Tax provisions		150	150
Provisions		957	762
Financial liabilities	9	2,247	1,823
Trade payables	9	19,417	20,498
Contract liabilities		94,824	93,583
Other financial liabilities	9	14,030	13,836
Other liabilities		10,418	7,490
Total current liabilities		€142,043	€138,142
Total liabilities		€284,078	€304,155
Total equity and liabilities		€732,208	€797,647

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Operations

		Three months ended March 31,
		2020	2019
(in thousands, except per share data)	Note	(unaudited)

Revenues from contracts with customers	4	€27,663	€26,154
Cost of sales		(5,842)	(3,205)
Gross profit		€21,821	€22,949

Research and development expenses		(65,122)	(57,241)
Sales and marketing expenses		(486)	(560)
General and administrative expenses		(15,815)	(9,276)
Other operating income		425	331
Other operating expenses		(100)	(38)
Operating loss		€(59,277)	€(43,835)

Finance income		6,417	3,578
Finance expenses		(103)	(74)
Interest expense related to lease liability		(415)	(425)
Loss before tax		€(53,378)	€(40,756)

Income taxes	6	(8)	(6)
Loss for the period		€(53,386)	€(40,762)

Attributable to:
Equity holders of the parent		(53,386)	(40,646)
Non-controlling interests		-	(116)
		€(53,386)	€(40,762)

Earnings per share
in EUR
Basic & diluted, loss per share for the period attributable to ordinary equity holders of the parent*		€(0.24)	€(0.20)

* Numbers of shares for calculating the earnings per share for the three months ended March 31, 2019 have been adjusted to reflect capital increase due to 1:18 share split which occurred on September 18, 2019.

The accompanying notes form an integral part of these interim consolidated financial statements.

Interim Condensed Consolidated Statements of Comprehensive Loss

		Three months ended March 31,
		2020	2019
(in thousands)	Note	(unaudited)
Loss for the period		€(53,386)	€(40,762)

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)
Exchange differences on translation of foreign operations		(126)	4
Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		(126)	4

Other comprehensive income for the period, net of tax		(126)	4

Comprehensive loss for the period, net of tax		€(53,512)	€(40,758)

Attributable to:
Equity holders of the parent		(53,512)	(40,642)
Non-controlling interests		-	(116)
Comprehensive loss for the period, net of tax		€(53,512)	€(40,758)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Changes in Stockholders’ Equity

		Three months ended March 31, 2020
		Equity attributable to equity holders of the parent
(in thousands)	Note	Share capital	Capital reserve	Treasury shares	Accumulated losses	Other reserves	Foreign currency translation reserve	Total	Non-controlling interest	Total equity

As of January 1, 2020		€232,304	686,714	(5,525)	(424,827)	4,762	64	493,492	-	493,492

Loss for the period		-	-	-	(53,386)	-	-	(53,386)	-	(53,386)
Other comprehensive income		-	-	-	-	-	(126)	(126)	-	(126)
Total comprehensive income		-	-	-	(53,386)	-	(126)	(53,512)	-	(53,512)
								-
Share-based payments	11	-	-	-	-	8,150	-	8,150	-	8,150

As of March 31, 2020		€232,304	686,714	(5,525)	(478,213)	12,912	(62)	448,130	-	448,130
(unaudited)

		Three months ended March 31, 2019
		Attributable to the equity holders of the parent
(in thousands)	Note	Share capital*	Capital reserve*	Treasury shares*	Accumulated losses	Other reserves	Foreign currency translation reserve	Total	Non-controlling interest	Total equity

As of January 1, 2019		€193,296	344,115	-	(245,771)	(25,474)	(13)	266,153	847	267,000

Loss for the period		-	-	-	(40,646)	-	-	(40,646)	(116)	(40,762)
Other comprehensive income		-	-	-	-	-	4	4	-	4
Total comprehensive income		-	-	-	(40,646)	-	4	(40,642)	(116)	(40,758)

Issuance of share capital	10	5,088	(5,079)	-	-	-	-	9	-	9
Share based payments	11	-	-	-	-	13,496	-	13,496	-	13,496

As of March 31, 2019		€198,384	339,036	-	(286,417)	(11,978)	(9)	239,016	731	239,747
(unaudited)
* Numbers have been adjusted to reflect capital increase due to 1:18 share split which occurred on September 18, 2019.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2020	2019
(in thousands)	(unaudited)

Operating activities
Loss for the period	€(53,386)	€(40,762)
Income taxes	8	6
Loss before tax	€(53,378)	€(40,756)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization of property, plant, equipment and intangible assets	8,593	7,185
Share-based payment expense	8,150	13,496
Net foreign exchange differences	(268)	(9)
(Gain)/Loss on disposal of property, plant and equipment	62	8
Finance income	(388)	(344)
Interest on lease liability	415	425
Finance expense	103	74
Working capital adjustments:
Decrease/(Increase) in trade receivable and contract assets	(2,059)	9,710
Decrease/(Increase) in inventories	2,231	(684)
(Decrease)/Increase in trade and other payables, contract liabilities and provisions	(17,768)	(20,161)
Interest received	323	344
Interest paid	(471)	(499)
Income tax paid	(231)	(6)
Net cash flows used in operating activities	€(54,686)	€(31,217)

Investing activities
Purchase of property, plant and equipment	(6,295)	(6,300)
Proceeds from sale of property, plant and equipment	-	539
Purchase of intangibles assets	(2,122)	(27,407)
Acquisition of subsidiaries and businesses, net of cash acquired	(6,516)	-
Net cash flows used in investing activities	€(14,933)	€(33,168)

Financing activities
Proceeds from issuance of share capital, net of costs	-	9
Proceeds from loans and borrowings	2,899	1,565
Payments related to lease liabilities	(889)	(615)
Net cash flows from financing activities	€2,010	€959

Decrease in cash and cash equivalents	(67,609)	(63,426)
Change in cash resulting from exchange rate differences	57	9
Cash and cash equivalents at January 1	519,149	411,495
Cash and cash equivalents at March 31	€451,597	€348,078

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Selected Explanatory Notes to the Interim Condensed Consolidated Financial Statements

1	Corporate Information

BioNTech SE is a limited company incorporated and domiciled in Germany. American Depository Shares (ADS) representing BioNTech’s shares are publicly traded on Nasdaq Global Select Market since October 10, 2019. The registered office is located in Mainz, An der Goldgrube 12, 55131 Germany. The accompanying International Financial Reporting Standards, or IFRS, unaudited interim condensed consolidated financial statements present the financial position and the results of operation of BioNTech SE and its subsidiaries, hereinafter also referred to as “BioNTech” or the “Group” and have been prepared on a going concern basis in accordance with the IFRS as issued by the International Accounting Standards Board, or IASB.

The Group is principally engaged in developing innovative immunotherapies for the individualized treatment of cancer and other infectious diseases.

During the three months ended March 31, 2020, a change to the Group structure occurred: A new entity was founded in the United States: BioNTech US, Inc., Cambridge/Massachusetts (previously Endor Lights Inc., New York), United States, a wholly owned subsidiary of BioNTech SE. All entities are included in the Group’s unaudited interim condensed consolidated financial statements.

The unaudited interim condensed consolidated financial statements of the Group as of and for the three months ended March 31, 2020 were authorized for issuance in accordance with a resolution of the directors on May 11, 2020.

2	Basis of Preparation and Significant Accounting Policies

Basis of Preparation

These unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the consolidated financial statements, and should be read in conjunction with the Group’s consolidated financial statements as of and for the year ended December 31, 2019.

BioNTech prepares and presents its unaudited interim condensed consolidated financial statements in Euros. Unless otherwise stated, the numbers are rounded to thousands of Euros. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2019. The standards applied for the first time as of January 1, 2020, as disclosed in the notes to the consolidated financial statements as of December 31, 2019, had no impact on the unaudited interim condensed consolidated financial statements of the Group as of March 31, 2020.

Impact of COVID-19

In early March 2020 BioNTech announced details of its efforts to develop a potential vaccine to induce immunity for and prevent COVID-19 infection. BioNTech’s product candidate, BNT162, is a potential first-in-class mRNA vaccine in the worldwide effort against COVID-19. As part of the program, BioNTech announced two strategic collaborations with large pharmaceutical companies to globally develop BioNTech’s vaccine candidates and supply an approved vaccine globally. BioNTech and Pfizer Inc. (“Pfizer”; NYSE: PFE) aim to accelerate the development of BNT162, building on the existing research and development partnership between Pfizer and BioNTech, signed in 2018, under which the companies have been working together to develop mRNA-based vaccines for the prevention of influenza. The companies expect to utilize multiple research and development sites from both companies to jointly conduct clinical trials for the COVID-19 vaccine candidates initially in the United States and Europe across multiple sites. BioNTech also announced a strategic alliance with Shanghai Fosun Pharmaceutical (Group) Co., Ltd (“Fosun Pharma”; Stock Symbol: 600196.SH, 02196.HK) to develop its COVID-19 vaccine candidates in China. Under the terms of the agreement, the two companies will work together on the development of BNT162 in China, conducting clinical trials in China and leveraging Fosun Pharma’s extensive clinical development, regulatory, and commercial capabilities in the country. If approved, Fosun Pharma will commercialize the vaccine in China. Under the terms of the agreement, Fosun Pharma has agreed to make an equity investment of $50 million (€46 million) for 1,580,777 ordinary shares in BioNTech, subject to execution of share subscription documentation and approval from regulatory authorities in China. The capital increase became effective after March 31, 2020.

In addition to its development efforts, as the global COVID-19 pandemic continues to evolve, BioNTech has continuously monitored the situation in regards to its operations and has put significant measures in place to protect supply chain, operations, employees and the execution of clinical trials. BioNTech has not seen any impact on its mRNA manufacturing, nor on its CAR-T manufacturing operations. BioNTech has implemented a plan to manage the evolving disruptions on the clinical pro-grams, and is prioritizing execution of ongoing clinical trials, whereas certain first-in-human (FIH) clinical trial timelines have been affected. BioNTech intends to initiate Phase 2 trials as planned, manage ongoing Phase 1 trials to support timely completion and optimize ability to initiate and conduct FIH studies. The extent to which the COVID-19 pandemic impacts BioNTech’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. All factors were evaluated and considered carefully when preparing these unaudited interim condensed consolidated financial statements. BioNTech will continue to evaluate potential effects and will provide updates as appropriate.

3	Segment Information

For the three months ended March 31, 2020 and 2019, respectively, the following tables present revenue and operating results for the Group’s operating segments consistent with the presentation in the notes to the consolidated financial statements as of December 31, 2019:

	Business Unit Biotech				Business Unit External Services
(in thousands)	Clinical	Technology Platform	Manufacturing	Business Service	Product Sales & External Services	Total	Adjustments	Group
Three months ended March 31, 2020
Revenues
Collaboration Revenues	€6,809	€1,946	€12,406	-	-	€21,161	-	€21,161
Revenues from other sales transactions	103	157	-	-	6,242	6,502	-	6,502
Cost of sales	-	-	-	-	(5,655)	(5,655)	(187)	(5,842)
Gross profit	€6,912	€2,103	€12,406	-	€587	€22,008	€(187)	€21,821
Income / Expenses
Research and development expenses	(21,333)	(26,799)	(15,829)	(1,187)	(161)	(65,309)	187	(65,122)
Sales and marketing expenses	-	-	-	(164)	(322)	(486)	-	(486)
General and administrative expenses	-	-	(1,158)	(14,018)	(638)	(15,814)	(1)	(15,815)
Other result	(13)	55	12	246	25	325	-	325
Segment operating loss	€(14,434)	€(24,641)	€(4,569)	€(15,123)	€(509)	€(59,276)	€(1)	€(59,277)

	Business Unit Biotech				Business Unit External Services
(in thousands)	Clinical	Technology Platform	Manufacturing	Business Service	Product Sales & External Services	Total	Adjustments	Group
Three months ended March 31, 2019
Revenues
Collaboration Revenues	€9,290	-	€12,608	-	-	€21,898	-	€21,898
Revenues from other sales transactions	-	140	-	-	4,116	4,256	-	4,256
Cost of sales	-	-	-	-	(3,102)	(3,102)	(103)	(3,205)
Gross profit	€9,290	€140	€12,608	-	€1,014	€23,052	€(103)	€22,949
Income / Expenses
Research and development expenses	(24,327)	(18,401)	(13,922)	(610)	(85)	(57,345)	104	(57,241)
Sales and marketing expenses	-	-	-	(286)	(274)	(560)	-	(560)
General and administrative expenses	-	-	(741)	(7,836)	(699)	(9,276)	-	(9,276)
Other result	109	142	6	50	(11)	296	(3)	293
Segment operating loss	€(14,928)	€(18,119)	€(2,049)	€(8,682)	€(55)	€(43,833)	€(2)	€(43,835)

The segments are managed based on external sales and operating profit/loss, which represents the operating profit/loss incurred within each segment. Segment figures are reported consolidated, which reflects the way management steers the business.

BioNTech’s internal reporting is generally in accordance with IFRS and in line with the Group’s accounting policies, except for minor deviations in classification between cost of sales and research and development cost. Whenever revenues are attributable to different segments, these revenues are split based on the cost incurred. Internal overhead costs are allocated to segments based on revenues when they are directly attributable to a service rendered. Sales and marketing expenses, general and administrative expenses and the other result that are not directly attributable to one of the segments are allocated to Business Service.

In order to reconcile the segment figures to the Group unaudited interim condensed consolidated financial statements, some of the research and development expenses are reclassified to cost of sales.

Revenue at BioNTech is differentiated between revenues resulting from collaboration and license agreements and revenues from other sales. The Company collaborates with pharmaceutical and healthcare companies and several global academic collaborators. During the three months ended March 31, 2020, the revenue generated from the Genentech and Pfizer collaboration agreements each represented more than 10% of BioNTech’s overall revenue resulting from collaboration and license agreements. The revenues were partly recorded in the Clinical as well as Manufacturing segment. During the three months ended March 31, 2019, the revenue generated from the Genentech, Pfizer and Sanofi collaboration agreements each represented more than 10% of BioNTech’s overall revenue resulting from collaboration and license agreements. The revenues were partly recorded in the Clinical as well as Manufacturing segment. The total amounts of revenues generated with these customers in the periods presented are disclosed in Note 4.

Revenues from other sales result from the sale of medical products (e.g., peptides and retroviral vectors) for clinical supply. Research and development activities are managed on a worldwide basis but the operative manufacturing facilities and sales offices are located and managed in Germany. External sales originate in Germany.

4	Revenue from Contracts with Customers

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Three months ended March 31,
(in thousands)	2020	2019
Revenues resulting from collaboration and license agreements	€21,161	€21,898
Genentech Inc.	15,628	16,131
Pfizer Inc.	3,587	3,587
Sanofi S.A.	1,502	2,180
Fosun Pharmaceutical (Group) Co., Ltd.	444	-
Revenues from other sales transactions	6,502	4,256
Total	€27,663	€26,154

During the three months ended March 31, 2020, revenues from our new collaboration agreement with Fosun Pharma were recognized for the first time. BioNTech and Fosun Pharma work together on the development of BNT162, a potential first-in-class mRNA vaccine in the worldwide effort against COVID-19, in China.

The transactions resulting from product sales that are included within the revenue from other sales transactions are displayed below:

	Three months ended March 31,
(in thousands)	2020	2019
Product sales of JPT Peptide Technologies GmbH	€3,153	€2,826

5	Business Combinations

Lipocalyx GmbH

In December 2019, BioNTech Delivery Technologies GmbH (previously BioNTech Protein Therapeutics GmbH; “BioNTech Delivery Technologies”), a wholly owned subsidiary of BioNTech SE, entered into an agreement to acquire all assets, employees and proprietary know-how of Lipocalyx GmbH (“Lipocalyx”) in exchange for a total consideration of cash at an amount of k€6,516 and additional contingent consideration provisionally estimated at an amount of k€572. The employees of Lipocalyx were transferred automatically to BioNTech Delivery Technologies with effect as of the closing date. The acquisition closed on January 6, 2020.

The group has acquired Lipocalyx to combine the acquired technologies and the related know-how with already existing product candidates of the group to improve their functionality and performance.

The final fair values of the identifiable net assets of Lipocalyx as at the date of acquisition were:

Fair value recognized on acquisition
(in thousands)	Lipocalyx GmbH
Assets
Goodwill	€896
Other intangible assets	5,978
Property, plant and equipment	75
Inventories	139
Total identifiable net assets at fair value	€7,088

Consideration
Cash paid	€6,516
Contingent consideration liability	572
Total consideration	€7,088

Cash flow on acquisition
(in thousands)	Lipocalyx GmbH
Transaction costs (included in cash flows used in operating activities)	€17
Cash paid (included in cash flow used in investing activities)	6,516
Net cash flow on acquisition	€(6,533)

The interim condensed consolidated statement of operations includes the result of Lipocalyx since the acquisition date. From the date of acquisition, Lipocalyx contributed k€191 to loss before tax in the Technology Platform business segment of the Group. From the date of acquisition, Lipocalyx generated k€136 in revenues. Given the timing of closing, the contribution to loss before tax and revenues, if the transaction would have occurred at the beginning of the reporting period, would not differ materially. Goodwill recognized is primarily attributed to the expected synergies and other benefits from combining the assets and activities of Lipocalyx with those of the Group. The goodwill recognized for tax purposes is deductible over a period of 15 years. The goodwill resulting from the Lipocalyx acquisition during the three months ended March 31, 2020 was allocated to the Technology Platform segment.

Transaction costs of k€17 relating to the acquisition have been expensed and are included in the general and administrative expenses within the interim condensed consolidated statement of operations and are included in cash flows used in operating activities in the interim condensed consolidated statement of cash flows.

The purchase agreement with Lipocalyx includes the following contingent cash considerations to the previous owners:

•

k€1,000 upon successful completion of a Phase I Clinical Trial designed to show and establish a sufficient safety margin justifying further development of only the first pharmaceutical product relating to acquired technologies formulated in a manner covered by a valid granted claim in a major country of a patent within the assigned IP Rights; and

•

k€1,000 upon successful completion of the first Phase II Clinical Trial of only the first pharmaceutical product relating to acquired technologies formulated in a manner covered by a valid granted claim in a major country of a patent within the assigned IP Rights.

At the acquisition date, the fair value of the contingent consideration was estimated to be k€572. The contingent consideration is presented in ‘non-current financial liabilities’ in the statement of financial position.

6	Income Tax

The Group calculates the interim income tax expense using the tax rate that would be applicable to the expected total annual earnings. Deferred tax assets on tax losses have not been capitalized as there is not sufficient probability in terms of IAS 12 that there will be future taxable profits available against which the unused tax losses can be utilized. The accumulated tax losses relate to Germany and the United States. There is no expiration date for any of the accumulated tax losses under German or US tax law.

7	Intangible Assets

During the three months ended March 31, 2020, the Group acquired intangible assets with a cost of k€2,122 (three months ended March 31, 2019: k€8,193), excluding intangible assets acquired through business combinations (see Note 5). The acquisitions during the three months ended March 31, 2020 were mainly related to advance payments (k€1,394) as well as concessions, licenses and similar rights (k€728). During the three months ended March 31, 2019 the acquisitions were mainly related to advance payments (k€5,930) as well as concessions, licenses and similar rights (k€2,263).

8	Property, Plant and Equipment

During the three months ended March 31, 2020, the Group acquired property, plant and equipment with a cost of k€6,295 (three months ended March 31, 2019: k€6,300). The acquisitions during the three months ended March 31, 2020 were related to construction in progress and advanced payments (k€4,275), equipment, tools and installations (k€1,932) as well as land and buildings (k€88). During the three months ended March 31, 2019, the acquisitions were related to equipment, tools and installations (k€3,049), construction in progress and advance payments (k€2,850) as well as land and buildings (k€401).

9	Financial Assets and Financial Liabilities

Set out below, is an overview of financial assets, other than cash and cash equivalents, held by the Group as of March 31, 2020 and December 31, 2019:

Financial assets at amortized cost
(in thousands)	March 31, 2020	December 31, 2019
Trade receivables	€10,310	€11,913
Other financial assets and receivables	1,723	1,680
Total	€12,033	€13,593
Total current	12,033	13,593
Total non-current	-	-

Set out below, is an overview of financial liabilities held by the Group as of March 31, 2020 and December 31, 2019:

Financial liabilities: Financial liabilities at amortized cost (including interest-bearing loans and borrowings)
(in thousands)	Maturity	March 31, 2020	December 31, 2019
Trade payables		€19,417	€20,498
Lease liabilities		51,784	57,614
2.15% € 10,000,000 secured bank loan	12/30/2027	10,050	9,000
2.08% € 9,450,000 secured bank loan	09/30/2028	9,498	7,600
Other financial liabilities		11,587	10,349
Total		€102,335	€105,061
Total current		35,694	36,157
Total non-current		66,641	68,904

Risk management activities

No changes have occurred regarding the Group’s risk management activities as disclosed in the notes to the consolidated financial statements as of December 31, 2019.

Fair values

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The liabilities include two fixed-interest rate loans. The fair value of the two fixed-interest rate loans is calculated based on significant observable inputs (Level 2). As of March 31, 2020 and December 31, 2019, the carrying value approximates their fair values as there have been no significant changes in relevant interest rates since inception of the respective loans.

10	Issued Capital and Reserves

On September 18, 2019, BioNTech effected a 1:18 share split by issuing 206,595,492 shares by way of a capital increase from its own funds; thus, no outside proceeds were received. This capital increase came into effect upon registration with the commercial register (Handelsregister). The accompanying unaudited interim condensed consolidated financial statements and notes to the unaudited interim condensed consolidated financial statements give retroactive effect to the share split for all periods presented.

During the three months ended March 31, 2020, there were no transactions which had an effect on share capital. Each share has a nominal value of EUR 1.00.

During the three months ended March 31, 2019, BioNTech issued 5,088,204 shares and increased its share capital by k€5,088. The cash investment of k€80,006 was received in 2018 (k€79,997). As a result of the share split and the financing transaction, the capital reserve decreased during the three months ended March 31, 2019, by k€5,079.

11	Share-Based Payments

Management Board Grant (Cash-Settled)

From the beginning of 2020, the first year following the completion of BioNTech’s initial public offering (IPO), the current service agreements with BioNTech’s Management Board provide for a short-term incentive compensation of up to a maximum of 50% of the annual base salary for the years 2020, 2021 and 2022. The amount of such short-term incentive compensation will depend on the achievement of certain company goals in the particular fiscal year, which goals will be set uniformly for all members of the Management Board. 50% of the incentive compensation will be paid promptly upon achievement of the applicable company goals (first installment), with the remaining amount payable one year later, subject to adjustment relative to BioNTech’s share price performance during that year (second installment).

For each of the three yearly awards, the second installment of the short-term incentive compensation that is dependent on BioNTech’s share price, represents a cash-settled share-based payment arrangement. The fair values of the liabilities are recognized over the award’s vesting period beginning as of the service commencement date (January 1, 2020) until each separate determination date and are remeasured until settlement date.

During the three months ended March 31, 2020 the Group recognized share-based payment expenses of k€83 as research & development expenses and of k€124 as general & administrative expenses in the interim condensed consolidated statement of operations (three months ended March 31, 2019: Nil).

Management Board Grant (Equity-Settled)

From the beginning of the year 2020, the first year following the completion of BioNTech’s initial public offering (IPO), until the end of the term of the Management Board Member’s employment agreement, the service agreements of BioNTech’s Management Board provide for a long-term incentive compensation in terms of a yearly grant of options to purchase BioNTech shares. The right to receive options in 2020, 2021 and 2022 represents an equity-settled share-based payment arrangement.

The options allocated each year will be subject to the terms, conditions, definitions and provisions of the Employee Stock Ownership Plan (ESOP) and the applicable option agreement thereunder. The number of options to be allocated each year to Prof. Ugur Sahin, Sean Marett, Dr. Sierk Poetting, Dr. Özlem Türeci and Ryan Richardson is to be calculated based on a value of €750,000, €300,000, €300,000, €300,000 and €260,000, respectively, in each case divided by the amount by which a certain target share price exceeds the exercise price. For Ryan Richardson the amount to calculate the number of options increases to €280,000 for the year 2022.

The allocation of the number of options to be received in 2020 was done on February 13, 2020 (allocation date). The allocations of the number of options to be received in 2021 and 2022 are estimated to take place on the 1st and 2nd anniversary of the Allocation date (estimated allocation dates).

The share options allocated and expected to be allocated to BioNTech’s Management Board as of the dates indicated are presented in the tables below.

Allocation date February 13, 2020	Share options outstanding	Weighted-average exercise price (€)
Prof. Ugur Sahin, M.D.	97,420	€28.32
Sean Marett	38,968	€28.32
Dr. Sierk Poetting	38,968	€28.32
Dr. Özlem Türeci	38,968	€28.32
Ryan Richardson	33,772	€28.32

Estimated allocation date February 13, 2021	Share options expected to be allocated	Weighted-average exercise price (€)
Prof. Ugur Sahin, M.D.	49,804	€53.78*
Sean Marett	19,921	€53.78*
Dr. Sierk Poetting	19,921	€53.78*
Dr. Özlem Türeci	19,921	€53.78*
Ryan Richardson	17,265	€53.78*

* Valuation parameter derived from the Monte-Carlo simulation model

Estimated allocation date February 13, 2022	Share options expected to be allocated	Weighted-average exercise price (€)
Prof. Ugur Sahin, M.D.	49,443	€54.17*
Sean Marett	19,777	€54.17*
Dr. Sierk Poetting	19,777	€54.17*
Dr. Özlem Türeci	19,777	€54.17*
Ryan Richardson	18,459	€54.17*

* Valuation parameter derived from the Monte-Carlo simulation model

For the awards with estimated allocation dates, the numbers of awards expected to be allocated have been calculated using the valuation parameter derived from the Monte-Carlo simulation model. Unless the actual allocation has occurred, these numbers will be considered with a true-up to the number ultimately satisfied. The options will vest annually in equal installments over four years commencing on the first anniversary of the allocation date and will be exercisable four years after the allocation date.

The options will be subject to the terms, conditions, definitions and provisions of the Employee Stock Ownership Plan (ESOP) and the applicable option agreement thereunder. The vested options can only be exercised if and to the extent that each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the shares outstanding immediately following the initial public offering (other than shares owned by BioNTech), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. The options can be exercised at the latest ten years after the allocation date. If they have not been exercised by that date, they will lapse without compensation.

A Monte-Carlo simulation model has been used to measure the fair values at the (estimated) allocation dates of the Management Board Grant. This model incorporates the impact of the performance criteria regarding share price and index development described above. The parameters used for measuring the fair values as of the respective (estimated) allocation dates were as follows:

	Allocation date February 13, 2020	Estimated allocation date February 13, 2021	Estimated allocation date February 13, 2022
Weighted average fair value*	€10.83	€20.06	€22.21
Weighted average share price	€28.20	€53.30*	€53.30*
Exercise price	€28.32	€53.78*	€54.17*
Expected volatility (%)	36.6%	36.9%	39.9%
Expected life (years)*	4.75	5.68	6.76
Risk-free interest rate (%)	1.61%	0.68%	0.68%

* Valuation parameter derived from the Monte-Carlo simulation model

The exercise of the option rights in accordance with the terms of the ESOP gives the Management Board members the right to obtain shares against payment of the exercise price. The options’ per share exercise price is the Euro translation of the arithmetic mean of the closing prices of the ten last trading days prior to the allocation date. For the award allocated as of February 13, 2020 the exercise price has been determined at $30.78 (€28.32). The exercise prices for the awards with estimated allocation dates as of February 13, 2021 and February 13, 2022 have been derived from the Monte-Carlo simulation model. Expected volatility was based on an evaluation of the historical volatilities of comparable companies over the historical period commensurate with the expected option term. The expected term was based on general optionholder behavior for employee options.

The share options allocated and expected to be allocated under the Management Board Grant were as follows:

	Share options (expected to be allocated)	Weighted-average exercise price (€)
As of January 1, 2020	-	-
Granted as of allocation date February 13, 2020	248,096	€28.32
Expected to be allocated as of estimated allocation date February 13, 2021	126,832	€53.78*
Expected to be allocated as of estimated allocation date February 13, 2022	127,233	€54.17*
As of March 31, 2020	502,161	€41.30

* Valuation parameter derived from the Monte-Carlo simulation model

As of March 31, 2020, the share options allocated and expected to be allocated had a weighted-average expected life of 5.37 years.

The expenses recognized for employee services received during the three months ended March 31, 2020 are shown in the following table:

Three months ended March 31,
(in thousands)	2020
Research and development expenses	€369
General and administrative expenses	304
Total	€673

Chief Executive Officer Grant (Equity-Settled)

In September 2019, BioNTech agreed to grant Prof. Ugur Sahin, M.D. an option to purchase 4,374,963 ordinary shares, subject to Prof. Sahin’s continuous employment with BioNTech. As disclosed in the notes to the consolidated financial statements as of December 31, 2019, the option will be subject to the terms, conditions, definitions and provisions of the Employee Stock Ownership Plan (ESOP) and the applicable option agreement thereunder.

During the three months ended March 31, 2020, no further options were granted or forfeited.

During the three months ended March 31, 2020 the Group has recognized k€3,208 of share-based payment expenses as research & development expenses in the interim condensed consolidated statement of operations (three months ended March 31, 2019: Nil).

Employee Stock Ownership Plan (Equity-Settled)

On November 15, 2018, the Group established a share option program that grants selected employees options to receive shares in the company. The program is designed as an Employee Stock Ownership Plan (ESOP) as disclosed in the notes to the consolidated financial statements as of December 31, 2019. The amounts disclosed in this note have been retrospectively adjusted to reflect the share split as described in note 10.

Set out below is an overview of changes in ESOP during the three months ended March 31, 2020.

	Share options outstanding	Number of Ordinary Shares underlying options	Weighted-average exercise price (€)
As of January 1, 2020	655,383	11,796,894	10.23
Forfeited	(4,536)	(81,648)	11.48
As of March 31, 2020	650,847	11,715,246	10.22

During the three months ended March 31, 2020, no further options were granted but 4,536 options were forfeited.

During the three months ended March 31, 2020 the Group has recognized k€4,269 of share-based payment expenses in the interim condensed consolidated statement of operations (three months ended March 31, 2019: k€13,496).

	Three months ended March 31,
(in thousands)	2020	2019
Cost of sales	€213	€228
Research and development expenses	2,786	11,770
Sales and marketing expenses	28	28
General and administrative expenses	1,242	1,470
Total	€4,269	€13,496
12	Related Party Disclosures

Key Management Personnel Transactions

A number of key management personnel or their related parties hold positions in other companies that results in them having control or significant influence over these companies. A number of these companies have consummated transactions with the Group during the period.

BioNTech has a longstanding relationship with Translational Oncology at the University Medical Center of the Johannes Gutenberg University Mainz (Translationale Onkologie an der Universitätsmedizin der Johannes Gutenberg Universität Mainz gemeinnützige GmbH), or TRON. TRON is a non-profit limited liability company engaged in biopharmaceutical research. Prof. Ugur Sahin, M.D., BioNTech’s co-founder and Chief Executive Officer, is a significant shareholder of TRON.

The aggregate value of transactions related to key management personnel were as follows for the periods indicated:

(in thousands)	March 31, 2020	March 31, 2019
Consulting services / patent assignment	-	€6
Purchases of various goods and services from TRON	2,233	2,597
Total	€2,233	€2,603

The outstanding balances of transactions related to key management personnel were as follows as at the periods indicated:

(in thousands)	March 31, 2020	March 31, 2019
TRON	€913	1,367
Total	€913	€1,367

Other Related Party Transactions

ATHOS KG, Holzkirchen, Germany owns 100% of shares in AT Impf GmbH, Munich, Germany and is the beneficial owner of BioNTech SE. AT Impf GmbH, Munich, Germany is the parent company of the Group. The total amount of transactions with ATHOS KG or entities controlled by them was as follows for the periods indicated:

(in thousands)	March 31, 2020	March 31, 2019
Purchases of various goods and services from entities controlled by ATHOS KG	€489	€534
Total	€489	€534

The outstanding balances of transactions with ATHOS KG or entities controlled by them were as follows as at the periods indicated:

(in thousands)	March 31, 2020	March 31, 2019
ATHOS KG	€232	-
Total	€232	-

None of the balances are secured and no bad debt expense has been recognized in respect of amounts owed by related parties.

13	Events after the Reporting Period

As part of the strategic alliance with Shanghai Fosun Pharmaceutical (Group) Co., Ltd (“Fosun Pharma”; Stock Symbol: 600196.SH, 02196.HK) whereby the two companies will work together on the development of BNT162 in China, Fosun agreed to make an equity investment which was received in mid-April 2020. The issuance of 1,580,777 ordinary shares with the nominal amount of k€ 1,581 was registered within the commercial register (Handelsregister) as of April 23, 2020.

On April 9, 2020, BioNTech and Pfizer Inc. (“Pfizer”; NYSE: PFE) announced that they have entered into a collaboration agreement to co-develop BioNTech’s potential first-in-class COVID-19 mRNA vaccine program, BNT162 aimed at preventing COVID-19 infection. The two companies plan to jointly conduct clinical trials for the COVID-19 vaccine candidates initially in the United States and Europe across multiple sites. In late April, both companies announced that the German regulatory authority, the Paul-Ehrlich-Institut, approved the Phase 1/2 clinical trial and the first cohort of BioNTech’s Phase 1/2 clinical trial were dosed shortly thereafter. In early May, Pfizer and BioNTech initiated a clinical trial for BNT162 in the United States and the first participants were dosed shortly thereafter. During the clinical development stage, BioNTech and its partners will provide clinical supply of the vaccine from its GMP-certified mRNA manufacturing facilities in Europe. BioNTech and Pfizer will work together to scale-up manufacturing capacity at risk to provide worldwide supply in response to the pandemic. If the vaccine candidate is approved, BioNTech and Pfizer would also work jointly to commercialize the vaccine worldwide (excluding China which is already covered by BioNTech’s collaboration with Fosun Pharma). Under the terms of the agreement, Pfizer agreed to pay BioNTech $185 million in upfront payments, including an equity investment of $113 million (€104 million) which was received in late April 2020 and a cash payment of $72 million. The issuance of 2,377,446 ordinary shares with the nominal amount of k€ 2,377 was registered within the commercial register (Handelsregister) as of May 5, 2020. BioNTech is eligible to receive future milestone payments of up to $563 million for a potential total consideration of $748 million. Pfizer and BioNTech will share development costs equally. Initially, Pfizer will fund 100% of the development costs, and BioNTech will repay Pfizer its 50% share of these costs during the commercialization of the vaccine.

On May 6, 2020, BioNTech announced the closing of the Neon Therapeutics, Inc. (“Neon”; Nasdaq: NTGN) acquisition through an all-stock transaction. The merger agreement was first announced on January 16, 2020. Neon is a biotechnology company developing novel neoantigen-based T cell therapies. The transaction combines two organizations with a common culture of pioneering translational science and a shared vision for the future of cancer immunotherapy. Based on a 10 day VWAP for BioNTech’s ADSs calculated for the period ending at the close of trading on May 4, 2020, the day before the last trading day before the closing of the acquisition, the implied aggregate value of the Merger Consideration was approximately $96.7 million (€89.5 million) financed by issuing new ordinary shares as an all-stock transaction. The new subsidiary based in Cambridge, Massachusetts, will operate under the name of BioNTech US Inc., a wholly owned subsidiary of BioNTech SE, and will serve as BioNTech’s U.S. headquarter. As of May 7, 2020, Neon’s common stock will no longer be available for trading.

As of the date of this filing, BioNTech has not performed the detailed valuation studies necessary to derive the required estimates of the fair value of the Neon’s assets to be acquired and liabilities to be assumed and the related allocations of the purchase price. Neon prepared its financial statements in accordance with U.S. general accepted accounting principles, or U.S. GAAP, and applied U.S. dollars as its reporting currency. As of March 31, 2020 Neon’s total assets amounted to $31.4 million comprising $15.0 million cash and cash equivalents, $7.2 million right-of-use assets and $6.7 million property and equipment. Total liabilities amounted to $17.0 million mainly comprising $6.4 million accrued expenses and $6.2 million non-current as well as $1.3 million current lease liabilities. Neon had 28,963,858 shares at $0.001 par value issued and outstanding as of March 31, 2020. Neon’s accumulated deficit amounted to $270.1 million as of March 31, 2020. Neon’s operating expenses for the three months ended March 31, 2020 mainly comprised of research and development expenses ($9.4 million) as well as general and administrative expenses ($7.2 million). The operating expenses for the year ended December 31, 2019 mainly comprised of research and development expenses ($59.7 million) as well as general and administrative expenses ($21.4 million).

Operating and Financial Review and Prospects

In this report, unless stated or the context otherwise requires, references to the “Company,” “BioNTech,” we,” “us” and our” refer to BioNTech SE and its consolidated subsidiaries. The following “Operating and Financial Review and Prospects” should be read together with the unaudited interim condensed consolidated financial statements and related notes as presented above. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019. Please also see “Forward-Looking Statements” included in Exhibit 99.1 of the Form 6-K of which this exhibit forms a part.

Operating Results

Overview

BioNTech was founded in 2008 on the understanding that every cancer patient’s tumor is unique and that in order to effectively address this challenge, we must create individualized treatments for each patient. To realize this vision, we combine decades of groundbreaking research in immunology, cutting-edge therapeutic platforms, and a variety of patient profiling and bioinformatic tools to develop individualized immunotherapies for cancer as well as other diseases. We leverage powerful new therapeutic mechanisms and exploit a diverse array of biological targets to harness the power of each patient’s immune system to address the unique molecular signature of each patient’s underlying disease. We believe we are uniquely positioned to develop and commercialize the next generation of immunotherapies with the potential to significantly improve clinical outcomes for patients and usher in a new era of individualized medicine.

We and our collaborators have advanced a development pipeline of over 20 product candidates, of which 11 have entered into 12 ongoing clinical trials. While we believe our approach is broadly applicable across a number of therapeutic areas, our most advanced programs are focused on oncology, where we have treated over 400 patients across 17 tumor types to date. Our immunotherapy drug classes consist of messenger ribonucleic acid, or mRNA, therapeutics, engineered cell therapies, antibodies and small molecule immunomodulators. Our product candidates span oncology, infectious diseases and rare diseases.

We have assembled an exceptional team of over 1,400 employees and have established relationships with eight pharmaceutical collaborators, including Genentech, Inc., or Genentech, Sanofi S.A., or Sanofi, Genmab A/S, or Genmab, Genevant Sciences GmbH, or Genevant, Eli Lilly and Company, or Eli Lilly, Bayer AG, or Bayer, Pfizer Inc., or Pfizer, and Shanghai Fosun Pharmaceutical (Group) Co., Ltd., or Fosun Pharma. We have built out comprehensive, highly automated, on-demand in-house manufacturing capabilities that complement the development of our individualized immunotherapies.

The following table shows our consolidated statements of operations for each period presented:

	Three months ended March 31,
	2020	2019
(in thousands)	(unaudited)

Revenues from contracts with customers	27,663	€26,154
Cost of sales	(5,842)	(3,205)
Gross profit	€21,821	€22,949

Research and development expenses	(65,122)	(57,241)
Sales and marketing expenses	(486)	(560)
General and administrative expenses	(15,815)	(9,276)
Other operating income	425	331
Other operating expenses	(100)	(38)
Operating loss	€(59,277)	€(43,835)

Finance income	6,417	3,578
Finance expenses	(103)	(74)
Interest expense related to lease liability	(415)	(425)
Loss before tax	€(53,378)	€(40,756)

Income taxes	(8)	(6)
Loss for the period	€(53,386)	€(40,762)

Revenue

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been primarily derived from our collaborations and the sale of diagnostic products, peptides, retroviral vectors for clinical supply, and development and manufacturing services that are sold to third-party customers.

The following is a summary of revenue recognized for the periods indicated:

	Three months ended March 31,
	2020	2019
(in thousands)	(unaudited)
Revenues from contracts with customers
Revenues resulting from collaboration and license agreements	€21,161	€21,898
Revenues from other sales transactions	6,502	4,256
Total revenues from contracts with customers	€27,663	€26,154

The following table summarizes our collaboration revenue for the periods indicated:

	Three months ended March 31,
	2020	2019
(in thousands)	(unaudited)
Revenues resulting from collaboration and license agreements
Genentech Inc.	€15,628	€16,131
Pfizer Inc.	3,587	3,587
Sanofi S.A.	1,502	2,180
Fosun Pharmaceutical (Group) Co., Ltd.	444	-
Total revenues resulting from collaboration and license agreements	€21,161	€21,898

Our collaboration revenue consists of milestone payments, upfront licensing payments and reimbursement of development expenses. Certain of these payments are initially recorded on our statement of financial position and are subsequently recognized as revenue in accordance with our accounting policy as described further in “—Critical Accounting Policies and Use of Estimates” and Note 2.3.4 to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2019. From the three months ended March 31, 2019 to the three months ended March 31, 2020, the total revenues resulting from collaboration and license agreements decreased from €21.9 million to €21.2 million. The decrease was mainly due to a decrease in revenues resulting from our collaborations with Genentech and Sanofi. Our collaborations with Bayer, Eli Lilly, Genevant and Genmab did not result in any revenue in the three months ended March 31, 2020 and 2019. During the three months ended March 31, 2020, revenues from our new collaboration agreement with Fosun Pharma were recognized for the first time. BioNTech and Fosun Pharma work together on the development of BNT162, a potential first-in-class mRNA vaccine in the worldwide effort against COVID-19, in China.

Our revenue from other sales transactions consists of sales of diagnostic products, peptides, retroviral vectors for clinical supply, and development and manufacturing services sold to third-party customers.

Our ability to generate revenue from sales of pharmaceutical products and become profitable depends upon our and our collaborators’ ability to successfully commercialize our product candidates. We do not expect revenue from pharmaceutical product sales before the fourth quarter of 2020. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Cost of Sales

Our cost of sales includes personnel-related expenses, social security expenses, laboratory supplies, purchased services, depreciation and other expenses incurred in connection with the manufacturing of our external products.

The following table summarizes our cost of sales for the periods indicated:

	Three months ended March 31,
	2020	2019
(in thousands)	(unaudited)
Cost of sales
Wages, benefits and social security expense	€2,696	€1,682
Laboratory supplies	1,520	187
Purchased services	612	482
Depreciation and amortization	385	345
Other	629	509
Total cost of sales	€5,842	€3,205

Cost of sales increased from €3.2 million during the three months ended March 31, 2019 to €5.8 million during the three months ended March 31, 2020 mainly due to an increase in headcount leading to higher wages, benefits and social security expenses as well as an increase in expenses spent on laboratory supplies.

Research and Development Expenses

The nature of our business and primary focus of our activities generate a significant amount of research and development expenses. All research and development expenses are expensed as incurred. Research and development expenses include our share of expenses payable by us under the terms of our collaboration agreements and 100% of the expenses for our wholly owned product candidates. Research and development expenses represent costs incurred by us for the following:

•	cost to develop our platforms;
•	discovery efforts leading to product candidates;
•	clinical development expenses for our programs;
•	cost to develop our manufacturing technology and infrastructure; and
•	digital infrastructure costs.

The costs above comprise the following categories:

•	personnel-related expenses, including salaries, benefits, share-based compensation expense and social security expense;
•

expenses incurred under agreements with third parties, such as consultants, investigative sites, contract research organizations, or CROs, that conduct our preclinical studies and clinical trials, and in-licensing arrangements;

•

costs of acquiring, developing and manufacturing materials for preclinical studies and clinical trials, including both internal manufacturing and third-party contract manufacturing organizations, or CMOs;

•	expenses incurred for the procurement of materials, laboratory supplies and non-capital equipment used in the research and development process; and
•	facilities, depreciation and amortization, and other direct and allocated expenses incurred as a result of research and development activities.

The following table summarizes our research and development expenses for the periods indicated:

	Three months ended March 31,
	2020	2019
(in thousands)	(unaudited)
Research and development expenses
Wages, benefits and social security expense	€27,109	€25,304
Purchased services	18,429	15,420
Laboratory supplies	8,151	8,366
Depreciation and amortization	7,093	5,858
IT costs	1,367	272
Lease and lease related cost	991	560
Job advertisement expenses	533	148
Transport costs	336	238
Travel costs	318	291
Other	795	784
Total research and development expenses	€65,122	€57,241

The largest component of our total operating expenses has historically been our investment in research and development activities, including development of our platforms and manufacturing technologies. We cannot reasonably estimate the nature, timing and amount of research and development expenses required to complete the development of the product candidates we are currently developing or may develop in the future. A change in expectations or outcomes of any of the known or unknown risks and uncertainties may materially impact our expected research and development expenditures.

Continued research and development is central to the ongoing activities of our business. Product candidates in later stages of clinical development generally have higher development expenses than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect these costs to continue to increase in the future as our product candidates progress through the development phases and as we identify and develop additional programs. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development programs and plans.

Research and development expenses increased from €57.2 million during the three months ended March 31, 2019 to €65.1 million during the three months ended March 31, 2020 mainly due to an increase in headcount leading to higher wages, benefits and social security expenses as well as an increase in expenses spent on purchased research services.

Sales and Marketing Expenses

Our sales and marketing expenses mainly consist of personnel-related costs and expenses spent on purchased services. If we obtain regulatory approval for any of our product candidates and do not enter into any third-party commercialization collaborations, we expect to incur significant expenses related to building a sales and marketing team to support sales, marketing and distribution activities.

Sales and marketing expenses amounted to €0.5 million during the three months ended March 31, 2020, €0.1 million of which constituted expenses for purchased services. Sales and marketing expenses amounted to €0.6 million during the three months ended March 31, 2019, €0.1 million of which constituted expenses for purchased services.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs for finance, legal, human resources, business development and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

The following table summarizes our general and administrative expenses for the periods indicated:

	Three months ended March 31,
	2020	2019
(in thousands)	(unaudited)
General and administrative expenses
Wages, benefits and social security expense	€6,514	€4,297
Purchased services	4,178	1,226
IT and office equipment	1,344	952
Depreciation and amortization	1,104	972
Insurance premiums	752	38
Travel costs	395	244
Lease and lease related cost	349	426
Other	1,179	1,121
Total general and administrative expenses	€15,815	€9,276

We anticipate general and administrative expenses will increase as research and development expands. These increases will likely relate to additional personnel and increased costs related in part to finance, legal and intellectual property-related matters along with increased expenses related to operating as a publicly listed company, such as fees related to audit, legal and tax services, regulatory compliance programs and investor relations.

General and administrative expenses increased from €9.3 million during the three months ended March 31, 2019 to €15.8 million during the three months ended March 31, 2020. This increase was mainly influenced by higher legal expenses, an increase in headcount leading to higher wages, benefits and social security expenses as well as higher expenses spent on newly concluded insurance premiums.

Other Operating Income / Expenses

Our other operating income amounted to €0.4 million during the three months ended March 31, 2020 compared to €0.3 million during the three months ended March 31, 2019. The amount mainly included income from collecting certain withholding tax payments for intellectual property licenses related to prior years. Our other operating expenses amounted to k€100 during the three months ended March 31, 2020 compared to k€38 during the three months ended March 31, 2019.

Finance Income / Expenses

Our finance income consists of interest income on cash and foreign exchange gains. During the three months ended March 31, 2020, our finance income amounted to €6.4 million, €6.0 million of which were attributable to realized foreign exchange gains. During the three months ended March 31, 2019, our finance income amounted to €3.6 million, €3.2 million of which were attributable to unrealized foreign exchange gains.

During the three months ended March 31, 2020, our finance expense amounted to k€103. During the three months ended March 31, 2019, our finance expense amounted to k€74. In both periods, no foreign exchange losses were reported under finance expense.

Tax Losses

We have accumulated tax losses with respect to corporate tax and trade tax. Deferred tax assets on tax losses have not been capitalized as there is not sufficient probability in terms of IAS 12 that there will be future taxable profits available against which the unused tax losses can be utilized. The accumulated tax losses relate to Germany and the United States. There is no expiration date for any of the accumulated tax losses under German or US tax law.

Information About Our Business Units and Operating Segments

Our business is managed in two business units: our biotech business unit and our external services business unit. Our biotech business unit is comprised of the following three operating segments:

•

The Clinical segment contains all development activities relating to clinical programs. Clinical trials include testing the product candidates on humans. Clinical trials are an essential part of the development and licensing of the pharmaceutical products and are performed before the respective product can be placed on the market. We are actively engaged in many collaborations and licensing deals with leading pharmaceutical companies and academic collaborators.

•

The Technology Platform segment contains all development activities relating to preclinical programs. Preclinical development is the stage of research that begins before clinical trials. It is performed to determine the desired pharmacological effects and to identify any unwanted effects that may cause adverse reactions during human exposure.

•

The Manufacturing segment is an essential part of the research and development process as it includes the manufacturing unit of mRNA and engineered cell therapies. All of the medical substances and tools that form the basis for the research studies performed by BioNTech are manufactured in this segment (i.e., the Manufacturing segment contains only internally produced substances and tools).

Our biotech business unit also includes our business services operations. Our business services operations comprise our central administrative functions, such as finance, procurement, human resources, legal and intellectual property. Revenue and expenses relating to a program are attributed to the Technology Platform segment until the program commences late-stage preclinical studies, including IND-

enabling studies, at which time the program revenues and expenses are attributed to the Clinical segment. In addition, the majority of our Manufacturing segment revenue and expenses are related to the development of our clinical product candidates.

Our external services business unit comprises the external services segment, which includes activities related to the sales of diagnostic products, peptides, retroviral vectors for clinical supply, and development and manufacturing services that are sold to third-party customers.

Biotech Business Unit

The following table summarizes the statements of operations of our biotech business unit, consisting of the Clinical, Technology Platform and Manufacturing segments and the associated business services operations for each period presented:

	Three months ended March 31,
	2020	2019
(in thousands)	(unaudited)

Revenues	€21,421	€22,038
Gross profit	€21,421	€22,038

Research and development expenses	(65,148)	(57,260)
Sales and marketing expenses	(164)	(286)
General and administrative expenses	(15,176)	(8,577)
Other result	300	307
Operating loss	€(58,767)	€(43,778)

Comparison of the three months ended March 31, 2020 and the three months ended March 31, 2019

Revenue

The following table summarizes the revenue of our biotech business unit by segment for each period presented:

	Three months ended March 31,		Change
	2020	2019	€	%
(in thousands)
Revenues
Clinical	€6,912	€9,290	€(2,378)	(26)
Technology Platform	2,103	140	1,963	1,402
Manufacturing	12,406	12,608	(202)	(2)
Total unit revenues	€21,421	€22,038	€(617)	(3)

Revenue of our biotech business unit decreased by €0.6 million, or 3%, to €21.4 million in the three months ended March 31, 2020 from €22.0 million in the three months ended March 31, 2019. The decrease was primarily driven by the decreased revenues of the Clinical segment; partly compensated by the increase in revenue recorded in the Technology Platform segment.

The decrease in revenue in our Clinical segment of €2.4 million from €9.3 million in the three months ended March 31, 2019 to €6.9 million in the three months ended March 31, 2020, is mainly due to our focus on our Technology Platform development during the three months ended March 31, 2020 accompanied by an increase in revenue in our Technology Platform segment of €2.0 million from €0.1 million in the three months ended March 31, 2019 to €2.1 million in the three months ended March 31, 2020. This increase was due to progressing our technical development with our collaboration partner Sanofi and the first time recognition of revenue from our new collaboration agreement with Shanghai Fosun Pharmaceutical (Group) Co., Ltd (“Fosun Pharma”; Stock Symbol: 600196.SH, 02196.HK). BioNTech and Fosun Pharma work together on the development of BNT162, a potential first-in-class mRNA vaccine in the worldwide effort against COVID-19, in China. The decrease in revenue in our Manufacturing segment of €0.2 million from €12.6 million in the three months ended March 31, 2019 to €12.4 million in three months ended March 31, 2020, was driven by our collaboration agreement with Genentech. Given that the respective revenues are recognized based on costs the decrease is due to an improved manufacturing process.

Research and Development Expenses

The following table summarizes the research and development expenses of our biotech business unit by segment for each period presented:

	Three months ended March 31,		Change
	2020	2019	€	%
(in thousands)
Research and development expenses
Clinical	€21,333	€24,327	€(2,994)	(12)
Technology Platform	26,799	18,401	8,398	46
Manufacturing	15,829	13,922	1,907	14
Business Service	1,187	610	577	95
Total unit research and development expenses	€65,148	€57,260	€7,888	14

Research and development expenses of our biotech business unit increased by €7.9 million, or 14%, to €65.1 million in the three months ended March 31, 2020 from €57.3 million in the three months ended March 31, 2019. This increase was due to an increase in headcount leading to higher wages, benefits and social security expenses, higher external research service expenses across many of our platforms and higher spendings related to IT and office equipment. The effect from recognizing expenses related to our new share-based programs (Chief Executive Officer Grant initiated in September 2019 and Management Board Grant initiated in January 2020) was offset by relatively high expenses related to the ESOP 2018 program that were recorded in last year’s first quarter.

The following table summarizes our clinical research and development expenses, broken down by drug class and selected platforms, for each period presented:

	Three months ended March 31,		Change
	2020	2019	€	%
(in thousands)
Clinical research and development expenses
mRNA
FixVac	€2,041	€1,769	€272	15
iNeST	6,629	4,545	2,084	46
Other mRNA	6,250	5,271	979	19
Total mRNA	14,920	11,585	3,335	29
Engineered Cell Therapies	883	50	833	1,666
Antibodies	4,819	3,394	1,425	42
Small Molecule Immunomodulators	452	192	260	135
Other	259	9,106	(8,847)	(97)
Total clinical research and development expenses	€21,333	€24,327	€(2,994)	(12)

During the three months ended March 31, 2020, other mRNA expenses primarily comprised of €1.6 million Infectious Disease Vaccines costs, €1.5 million Intratumoral Immunotherapy costs, €1.0 million each RiboMabs platforms costs and RiboCytokines project costs as well as €0.7 million Protein Replacement Therapy costs. Other mRNA expenses during the three months ended March 31, 2019 mainly included €1.5 million RiboCytokines project costs, €1.3 million each Infectious Disease Vaccines costs and Intratumoral Immunotherapy costs, €0.5 million RiboMabs platforms costs and €0.4 million Protein Replacement Therapy costs.

Sales and Marketing Expenses

Sales and marketing expenses of our biotech business unit decreased by €0.1 million, or 43%, to €0.2 million in the three months ended March 31, 2020 from €0.3 million in the three months ended March 31, 2019.

General and Administrative Expenses

General and administrative expenses of our biotech business unit increased by €6.6 million, or 77%, to €15.2 million in the three months ended March 31, 2020 from €8.6 million in the three months ended March 31, 2019. This increase was due to higher legal expenses, an increase in headcount leading to higher wages, benefits and social security expenses as well as higher expenses spent on newly concluded insurance premiums.

Other Result

The other result of our biotech business unit remained stable at €0.3 million in the three months ended March 31, 2020 compared to €0.3 million in the three months ended March 31, 2019.

External Services Business Unit

The following table summarizes the statements of operations of our external services business unit for each period presented:

	Three months ended March 31,
	2020	2019
(in thousands)	(unaudited)

Revenues	€6,242	€4,116
Cost of sales	(5,655)	(3,102)
Gross profit	€587	€1,014

Research and development expenses	(161)	(85)
Sales and marketing expenses	(322)	(274)
General and administrative expenses	(638)	(699)
Other result	25	(11)
Operating loss	€(509)	€(55)

Our external services business unit's operating loss increased by €0.4 million from €0.1 million in the three months ended March 31, 2019 to €0.5 million in the three months ended March 31, 2020. Although gross profits are positive, the external services business unit's operating result is negative. This is mainly due to general and administrative expenses as well as sales and marketing expenses both consisting primarily of wages, benefits and social security expenses.

Related Party Transactions

Related party transactions that occurred during the three months ended March 31, 2020 and March 31, 2019 are explained in Note 12 to the unaudited interim condensed consolidated financial statements.

Merger Agreement with Neon Therapeutics, Inc.

On May 6, 2020, we announced the closing of the Neon Therapeutics, Inc. (“Neon”; Nasdaq: NTGN) acquisition through an all-stock transaction. The merger agreement was first announced on January 16, 2020. Neon is a biotechnology company developing novel neoantigen-based T cell therapies. The transaction combines two organizations with a common culture of pioneering translational science and a shared vision for the future of cancer immunotherapy. Based on a 10 day VWAP for BioNTech’s ADSs calculated for the period ending at the close of trading on May 4, 2020, the day before the last trading day before the closing of the acquisition, the implied aggregate value of the Merger Consideration was approximately $96.7 million (€89.5 million) financed by issuing new ordinary shares as an all-stock transaction. The new subsidiary based in Cambridge, Massachusetts, will operate under the name of BioNTech US Inc., a wholly owned subsidiary of BioNTech SE, and will serve as BioNTech’s U.S. headquarter. As of May 7, 2020, Neon’s common stock will no longer be available for trading.

Impact of COVID-19

In early March 2020 we announced details of our efforts to develop a potential vaccine to induce immunity for and prevent COVID-19 infection. Our product candidate, BNT162, is a potential first-in-class mRNA vaccine in the worldwide effort against COVID-19. As part of the program, we announced two strategic collaborations with large pharmaceuticals companies to globally develop our vaccine candidates and supply an approved vaccine globally. We and Pfizer Inc. (“Pfizer”; NYSE: PFE) aim to accelerate the development of BNT162, building on the existing research and development partnership between Pfizer and us, signed in 2018, under which we and Pfizer have been working together to develop mRNA-based vaccines for the prevention of influenza. We and Pfizer expect to utilize multiple research and development sites from both companies to jointly conduct clinical trials for the COVID-19 vaccine candidates initially in the United States and Europe across multiple sites. In late April, we and Pfizer announced that the German regulatory authority, the Paul-Ehrlich-Institut, approved the Phase 1/2 clinical trial and the first cohort of our Phase 1/2 clinical trial were dosed shortly thereafter. In early May, Pfizer and we initiated a clinical trial for BNT162 in the United States and the first participants were dosed shortly thereafter. During the clinical development stage, we and our partners will provide clinical supply of the vaccine from its GMP-certified mRNA manufacturing facilities in Europe. We and Pfizer will work together to scale-up manufacturing capacity at risk to provide worldwide supply in response to the pandemic. If the vaccine candidate is approved, we and Pfizer would also work jointly to commercialize the vaccine worldwide (excluding China). We also announced a strategic alliance with Shanghai Fosun Pharmaceutical (Group) Co., Ltd (“Fosun Pharma”; Stock Symbol: 600196.SH, 02196.HK) to develop our COVID-19 vaccine candidates in China. Under the terms of the agreement, we and Fosun Pharma will work together on the development of BNT162 in China, conducting clinical trials in China and leveraging Fosun Pharma’s extensive clinical development, regulatory, and commercial capabilities in the country. If BNT162 is approved, Fosun Pharma will commercialize the vaccine in China.

In addition to our development efforts, as the global COVID-19 pandemic continues to evolve, we have continuously monitored the situation in regards to our operations and have put significant measures in place to protect supply chain, operations, employees and the execution of clinical trials. We have not seen any impact on our mRNA manufacturing, nor on our CAR-T manufacturing operations. We have implemented a plan to manage the evolving disruptions on the clinical programs and are prioritizing execution of ongoing clinical trials, whereas certain first-in-human (FIH) clinical trial timelines have been affected. We intend to initiate Phase 2 trials as planned, manage ongoing Phase 1 trials to support timely completion and optimize ability to initiate and conduct FIH studies. The extent to which the COVID-19 pandemic impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. We will continue to evaluate potential effects and will provide updates as appropriate.

Critical Accounting Policies and Use of Estimates

Our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020 have been prepared in accordance with IFRS, as issued by the IASB.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions by the management that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the balance sheet date, and revenues and expenses arising during the respective reporting period. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of the useful lives of non-current assets and the formation of provisions, as well as income taxes. We base our assumptions and estimates on parameters available when the consolidated financial statements are prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

Our critical accounting policies are those related to revenue recognition, share-based compensation, fair value measurement of share-based awards as well as taxes. Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2019 as well as Note 2.3 to our consolidated financial statements included in that Annual Report. Actual results in these areas could differ from management’s estimates.

Liquidity and Capital Resources

We have historically funded our operations primarily from private placements of our ordinary shares, from issuing ordinary shares in connection with our initial public offering, proceeds from collaborators and services and proceeds from secured bank loans. As of March 31, 2020, we had cash and cash equivalents of €451.6 million. Cash and cash equivalents are invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation, and consist primarily of cash in banks and on hand and short-term deposits with an original maturity of three months or less, which are stated at fair value.

We maintain two secured loans with Deutsche Bank AG, or Deutsche Bank, to finance the buildouts of our JPT Peptide Technologies GmbH facility and Innovative Manufacturing Services GmbH facility. Our €10.0 million secured credit facility, entered into with Deutsche Bank by our subsidiary BioNTech Innovative Manufacturing Services GmbH, bears interest at a rate of 2.15% and matures on December 30, 2027. As of March 31, 2020, the full amount under this facility is drawn down. The loan is repayable in equal quarterly installments of k€322.6 commencing on June 30, 2020. Our €9.45 million secured credit facility, entered into with Deutsche Bank by our subsidiary JPT Peptide Technologies GmbH, bears interest at a rate of 2.08% and matures on September 30, 2028. As of March 31, 2020, the full amount under this facility is drawn down. The loan is repayable by quarterly installments of k€286.4 commencing on September 30, 2020. Each of these facilities is secured by liens over our property.

In December 2019, we signed a financing arrangement with The European Investment Bank, or the EIB, to partially support the implementation of certain technical aspects of our investment in the development of patient-tailored therapeutic vaccines for cancer in Germany, or the Investment. Under this arrangement, the EIB has agreed to provide us with a credit in an amount of up to €50 million to partially finance the Investment, provided that the amount of credit does not exceed 50% of the cost of the Investment. The credit consists of (i) a term loan in the amount of €25 million that may be drawn in a single tranche upon the achievement of certain milestone events, not all of which have been achieved (Credit A), and (ii) a term loan in the amount of €25 million that may be drawn in a maximum of four tranches each of which must be for a minimum of €5 million or the balance of the remaining facility (Credit B). Tranches under Credit B may only be drawn after Credit A has been drawn down and upon the achievement of certain milestone events. Each tranche under Credit A and Credit B must be repaid within six years from the date on which the tranche is disbursed to us. Interest is payable on the outstanding balance of Credit A at the cash interest fixed rate of 1% per annum quarterly in arrears, plus deferred interest at fixed rate of 5% per annum. We pay interest on the outstanding balance of Credit B at the cash interest fixed rate of 2% per annum quarterly in arrears. In addition, we are obligated to pay the EIB a tiered proportion of drug product revenues received by us ranging from less than single-digit to low single-digit percentages. The profit participation right will end at the end of a six-year period beginning in 2023 or when the EIB has received €15 million in profit participation payments, whichever occurs first. The financing arrangement is to be secured by way of liens over certain of our property.

Cash Flow

The following table summarizes the primary sources and uses of cash for each period presented:

	Three months ended March 31,
	2020	2019
(in thousands)	(unaudited)
Net cash flows from (used in):
Operating activities	€(54,686)	€(31,217)
Investing activities	(14,933)	(33,168)
Financing activities	2,010	959
Total cash outflow	€(67,609)	€(63,426)

Operating Activities

We derive cash flows from operations primarily from collaborations, the sale of products and services rendered. Our cash flows from operating activities are significantly influenced by our use of cash for operating expenses and working capital to support the business. We have historically experienced negative cash flows from operating activities as we have invested in the development of our technologies and manufacturing capabilities, as well as for clinical and preclinical development of our product candidates.

Net cash used in operating activities for the three months ended March 31, 2020 was €54.7 million, comprising a loss before tax of €53.4 million, non-cash adjustments of €16.7 million, and a net negative change in assets and liabilities of €17.6 million. Non-cash items primarily included depreciation and amortization as well as share-based compensation expenses. The net negative change in assets and liabilities was primarily due to a decrease in contract liabilities.

Net cash used in operating activities for the three months ended March 31, 2019 was €31.2 million, comprising a loss before tax of €40.8 million, non-cash adjustments of €20.8 million, and a net negative change in assets and liabilities of €11.1 million. Non-cash items primarily included depreciation and amortization as well as share-based compensation expenses. The net negative change in assets and liabilities was primarily due to a decrease in contract liabilities and trade payables offsetting a decrease in trade receivables.

The increase in net cash used in operating activities from the three months ended March 31, 2019 to the three months ended March 31, 2020 was primarily due to an increase in amounts spent for wages, benefits and social security expenses as headcount increases and higher research and development expenditures.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2020 was €14.9 million, of which €2.1 million was attributable to the purchase of intangible assets, €6.3 million was attributable to the purchase of property, plant and equipment and €6.5 million were attributable to the acquisition of assets, employees and proprietary know-how of Lipocalyx GmbH and its related parties based in Halle, Germany.

Net cash used in investing activities for the three months ended March 31, 2019 was €33.2 million of which €27.4 million was attributable to the purchase of intangible assets, including the final installment payment for the license agreement for the CellScript patent, €6.3 million was attributable to the purchase of property, plant and equipment, partially offset by proceeds from the sale of property, plant and equipment amounting to €1.0 million.

Financing Activities

Our primary financing activities consist of issuances of share capital, proceeds from bank loans and payments of finance lease liabilities.

During the three months ended March 31, 2020, we generated cash from financing activities of €2.0 million. No shares were issued during the quarter but €2.9 million proceeds from loans and borrowings were received, partially offset by the payments made related to lease liabilities in the amount of €0.9 million.

During the three months ended March 31, 2019, we generated cash from financing activities of €1.0 million. No shares were issued during the quarter but €1.6 million proceeds from loans and borrowings were received, partially offset by the payments made related to lease liabilities in the amount of €0.6 million.

Operation and Funding Requirements

Since our inception, we have incurred significant losses and negative cash flows from operations due to our significant research and development expenses and our investment in our manufacturing capabilities. We have accumulated losses of €478.2 million as of March 31, 2020 and €424.8 million as of March 31, 2019. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing activities, particularly as we continue research and development and clinical activities for our product candidates. Our expenses will also increase if, and as, we:

•	continue or expand our research or development of our programs in preclinical development;
•	continue or expand the scope of our clinical trials for our product candidates;
•	initiate additional preclinical studies or clinical or other trials for our product candidates, including under our collaboration agreements;
•	continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
•	change or add to internal manufacturing capacity or capability;
•	change or add additional suppliers;
•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as we progress our product candidates toward commercialization;
•	attract and retain skilled personnel;
•

create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts, including expansion of sites in Germany and new sites in the United States;

•	seek marketing approvals and reimbursement for our product candidates;
•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•	seek to identify and validate additional product candidates;
•	acquire or in-license other product candidates and technologies;
•	make milestone or other payments under any in-license agreements;
•	maintain, protect, defend, enforce and expand our intellectual property portfolio; and

•	experience any delays or encounter issues with any of the above.

We are subject to all of the risks related to the development and commercialization of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We are on track with our previous guidance of approximately €300 million net cash to be used for operating activities and investments into property, plant and equipment as defined in our 2020 base business plan (prior to reflecting the impact of the Neon acquisition and our BNT162 vaccine program to prevent COVID-19 infection). The majority of BioNTech development costs for our BNT162 program in 2020 will be funded via Pfizer and Fosun Pharma cost sharing, equity investments and upfront payments. We also anticipate additional funding to support the manufacturing scale-up for our BNT162 program in 2020. Therefore, we believe that our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements into the third quarter of 2021.

Our future funding requirements will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of preclinical or nonclinical studies and clinical trials for our product candidates;
•	the results of research and our other platform activities;
•	the clinical development plans we establish for our product candidates;
•	the terms of any agreements with our current or future collaborators;
•	the number and characteristics of product candidates that we develop or may in-license;
•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, EMA and other comparable regulatory authorities;
•

the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement, misappropriation and other violations brought by third parties against us regarding our product candidates or actions by us challenging the patent or intellectual property rights of others;

•	the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates;
•	the cost and timing of completion and further expansion of clinical and commercial scale manufacturing activities sufficient to support all of our current and future programs; and
•

the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive marketing approval and reimbursement in regions where we choose to commercialize our products on our own.